Exhibit (a)(5)(H)

Novartis International AG CH-4002 Basel Switzerland https://www.novartis.com https://x.com/NovartisNews

MEDIA & INVESTOR RELEASE

Novartis completes acquisition of Tourmaline Bio

Basel, October 28, 2025 - Novartis today announced that it has successfully completed its acquisition of Tourmaline Bio, Inc. (“Tourmaline”). With the completion of the acquisition, shares of common stock, par value $0.0001 per share (the “Shares”), of Tourmaline, have ceased trading on the Nasdaq Stock Market LLC and Tourmaline is now an indirect wholly owned subsidiary of Novartis.

“The acquisition of Tourmaline Bio aligns with our strategy to deepen expertise in areas where Novartis can lead and add value in cardiovascular innovation,” said Shreeram Aradhye, M.D., President of Development and Chief Medical Officer at Novartis. “Pacibekitug’s differentiated anti-IL-6 mechanism offers a scientifically compelling approach to residual inflammation – a key driver of atherosclerotic cardiovascular disease. We look forward to collaborating with Tourmaline’s team to further advance this promising asset and continue strengthening our ability to deliver potentially transformative therapies for diseases with high unmet need.”

Novartis’ previously announced tender offer to acquire all of the outstanding Shares at a price of $48.00 per Share, in cash, without interest and subject to any applicable withholding, expired at one minute following 11:59 p.m., Eastern Time, on October 27, 2025. Approximately 24,030,382 Shares were validly tendered, and not validly withdrawn from the tender offer, representing approximately 92.94% of the issued and outstanding Shares. In accordance with the terms of the tender offer, all Shares that were validly tendered and not validly withdrawn have been accepted for payment and paid for.

Following completion of the tender offer, Novartis completed the acquisition of Tourmaline through the merger of its indirect wholly owned subsidiary, Torino Merger Sub Inc., with and into Tourmaline, without a vote of Tourmaline’s stockholders pursuant to Section 251(h) of the General Corporation Law of the State of Delaware. As a result of the merger, each Share issued and outstanding and not tendered in the tender offer was canceled and extinguished and automatically converted into the right to receive the same consideration per Share payable in the tender offer.

Disclaimer

This press release contains statements that are not statements of historical fact, or “forward-looking statements,” including with respect to Novartis’s acquisition of Tourmaline. Forward-looking statements can generally be identified by words such as “potential,” “can,” “will,” “plan,” “may,” “could,” “would,” “expect,” “anticipate,” “look forward,” “believe,” “committed,” “investigational,” “pipeline,” “launch,” or similar terms, or by express or implied discussions regarding potential marketing approvals, new indications or labeling for Tourmaline’s product candidates, Tourmaline’s platform, the acquisition of Tourmaline, the benefits sought to be achieved in the acquisition, or potential future revenues from Tourmaline’s product candidates. You should not place undue reliance on these statements. Such forward-looking statements are based on Novartis’s current beliefs and expectations regarding future events and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that clinical trials for any of Tourmaline’s product candidates will be successful, that Tourmaline’s approach to the discovery and development of product candidates based on its AOC™ platform will produce any products of commercial value, that any of Tourmaline’s product candidates will be submitted for marketing approval or approved for sale or, if approved, receive approval for any additional indications or labeling, in any market, or at any particular time, nor can there be any guarantee that, if approved, any of Tourmaline’s product candidates will be commercially successful in the future. Neither can there be any guarantee that the expected benefits or synergies from this transaction will be achieved in the expected timeframe, or at all. In particular, expectations regarding Tourmaline or the transaction described in this press release could be affected by, among other things; the effects of disruption from the transactions contemplated by the Merger Agreement and the impact of the announcement of the transactions on Novartis and/or Tourmaline’s businesses, including their relationships with employees, business partners or governmental entities; the risk that stockholder litigation in connection with the offer or the merger may result in significant costs of defense, indemnification and liability; a diversion of management’s attention from ongoing business operations and opportunities as a result of the offer, the merger or otherwise; general industry conditions and competition; general political, economic and business conditions, including interest rate and currency exchange rate fluctuations; the uncertainties inherent in research and development, including clinical trial results and additional analysis of existing clinical data; regulatory actions or delays or government regulation generally; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures and requirements for increased pricing transparency; our ability to obtain or maintain proprietary intellectual property protection; the particular prescribing preferences of physicians and patients; general political, economic and business conditions; safety, quality, data integrity or manufacturing issues; potential or actual data security and data privacy breaches, or disruptions of our information technology systems, and other risks and factors referred to in Novartis AG’s and Tourmaline’s filings and reports with the SEC, including Novartis AG’s Annual Report on Form 20-F for the year ended December 31, 2024, Tourmaline’s Annual Report on Form 10-K for the year ended December 31, 2024, Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025 and June 30, 2025, and any subsequent filings made by either party with the SEC, available on the SEC’s website at www.sec.gov. Novartis is providing the information in this press release as of this date, and Novartis does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise, except to the extent required by law.

About Novartis

Novartis is an innovative medicines company. Every day, we work to reimagine medicine to improve and extend people’s lives so that patients, healthcare professionals and societies are empowered in the face of serious disease. Our medicines reach more than 300 million people worldwide.

Reimagine medicine with us: Visit us at https://www.novartis.com and connect with us on LinkedIn, Facebook, X/Twitter and Instagram.

# # #

Novartis Media Relations

E-mail: media.relations@novartis.com

Novartis Investor Relations

Central investor relations line: +41 61 324 7944

E-mail: investor.relations@novartis.com